SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            Tejas Gas Corporation
                                (Name of Issuer)

                     Common Stock, par value $.25 per share
                         (Title of Class of Securities)

                                  879075-10-9
                                 (CUSIP Number)

                            Thomas R. Stephens, Esq.
                      Bartlit Beck Herman Palenchar & Scott
                         511 Sixteenth Street, Suite 700
                             Denver, Colorado  80202
                                  (303) 592-3100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               November 18, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ X ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


CUSIP No. 879075-10-9
                                  SCHEDULE 13D
Page 1 of 5


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION..

    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) FREDERIC C. HAMILTON

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)

                                                             (b)   X

    3      SEC USE ONLY


    4      SOURCE OF FUNDS*
           PF

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(D) OR 2(E)                                     [ ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S.A.

       NUMBER OF             7    SOLE VOTING POWER

        SHARES                    1,332,591

       OWNED BY              8    SHARED VOTING POWER

         EACH
       REPORTING             9    SOLE DISPOSITIVE POWER

        PERSON                    1,332,591

         WITH              10     SHARED DISPOSITIVE POWER


    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,372,191
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         [ ]

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.7%
    14     TYPE OF REPORTING PERSON*

           IN


                                Page 2 of 5 Pages

                  Amendment No. 2 to Statement on Schedule 13D

            This amended statement on Schedule 13D relates to the shares of Common Stock, par value $.25 per share (the "Shares") of Tejas Gas Corporation, a Delaware corporation (the "Company"). Item 5 of this statement, previously filed by Frederic C. Hamilton (the "Reporting Person"), is hereby amended as set forth below.

Item 5.     Interest in Securities of the Issuer.

            No change except for the addition of the following:

            (a) Mr. Hamilton is the direct beneficial owner of 1,372,191 Shares, or approximately 6.7% of the 20,602,485 Shares outstanding as of October 31, 1997, according to information contained in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997. Such Shares include options to acquire 39,600 Shares issued to Mr. Hamilton in connection with his services as Chairman of the Board of the Company.

            (c) On October 16, 1997, Mr. Hamilton made a gift of 84,000 Shares to The Frederic C. Hamilton Family Foundation (the "Foundation"). Mr. Hamilton is a trustee of the Foundation, but Mr. Hamilton, acting alone, does not have dispositive or voting control over Shares held by the Foundation. Therefore, Mr. Hamilton disclaims any beneficial ownership of Shares held by the Foundation.

                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: November 18, 1997                   /s/ Frederic C. Hamilton
                                          Frederic C. Hamilton